Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1030 West Georgia Street

Vancouver, British Columbia V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on February 10, 2023.

3.	News Release:

On February 13, 2023, Gold Royalty Corp. (the “Company” or “GRC”) issued a news release (the “News Release”) through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On February 10, 2023, the Company entered into an amended and restated credit agreement with the Bank of Montreal and the National Bank of Canada to expand its existing secured revolving credit facility by US$10 million to US$35 million.

5.	Full Description of Material Change:

On February 10, 2023, the Company entered into an amended and restated credit agreement with the Bank of Montreal and the National Bank of Canada to expand its existing secured revolving credit facility by US$10 million to US$35 million. The expanded credit facility consists of a US$20 million secured revolving credit facility (the “Facility”), with an accordion feature providing for an additional US$15 million of availability (the “Accordion”)..

The Facility, secured against the assets of the Company, will be available for general corporate purposes, acquisitions and investments, and bears interest at a rate determined by reference to the Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable. The Facility has a maturity date of March 31, 2025. The exercise of the Accordion is subject to certain additional conditions, including the satisfaction of financial covenants.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Andrew Gubbels

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

February 17, 2023